Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: International Flavors & Fragrances Inc.

Subject Companies: International Flavors & Fragrances Inc.; Frutarom Industries Ltd.

Filer’s Commission File Number: 1-4858

Date: September 7, 2018

Barclays Global Consumer Staples Conference September 6, 2018

Cautionary Statement This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding IFF’s or Frutarom’s expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “should,” “will,” “intend,” “may” and other similar expressions, are forward-looking statements. Statements in this presentation concerning IFF’s or Frutarom’s 2018 outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth, together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting management’s best judgment based upon currently available information. IFF can give no assurance that its estimates will be attained. Accordingly, you should not place undue reliance on any forward-looking statements contained in this presentation. Forward-looking statements speak only as of the date(s) indicated in this presentation. IFF’s results may be materially affected by factors such as, but not limited to: (1) the inability to obtain required regulatory approvals for the Frutarom acquisition (the “acquisition”), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of adverse conditions; (2) the risk that a closing condition to the acquisition may not be satisfied on a timely basis or at all or that the acquisition may not close for any reason; (3) uncertainties as to access to financing on a timely basis and on reasonable terms or at all; (4) the impact of IFF’s proposed financing on its liquidity and flexibility to respond to other opportunities; (5) whether the acquisition will have the accretive effect on IFF’s earnings or cash flows that it expects; (6) the inability to obtain, or delays in obtaining, cost savings and synergies from the acquisition; (7) business and operations integration costs and difficulties; (8) unexpected costs, liabilities, charges or expenses relating to the acquisition; (9) adverse effects on IFF’s stock price resulting from the acquisition; (10) adverse effects on business relationships or competitive responses resulting from the acquisition; (11) the inability to compete in the markets in which IFF operates; (12) the inability to retain existing and win new customers; (13) the inability to develop and introduce new products that appeal to IFF’s customers; (14) disruptions in IFF’s manufacturing or supply chain; (15) the inability to obtain raw materials of quality, on cost-effective terms or at all, including citral; (16) the inability to successfully implement IFF’s Vision 2020 strategy, including its acquisition strategy; (17) the risk of information technology failure or interruption, of information security breaches, and risks relating to intellectual property rights; (18) adverse currency fluctuations or devaluations; (19) the regulatory, political, economic, social and other risks of international operations, including in emerging markets; (20) adverse changes in customer preferences or a decrease in consumer spending; (21) the inability to attract or retain key personnel; (22) the inability to realize the benefits of IFF’s cost and productivity initiatives; (23) the cost and difficulty of complying with, and risk of adverse changes to, domestic, foreign and international laws, regulations and rules, including regarding taxation; (24) volatility and increases in the price of raw materials, energy and transportation; (25) price realization in a rising input cost environment; and (26) the risk of adverse legal or regulatory proceedings. For a discussion of risks and important factors that could cause actual results to differ from expectations, projections and forward-looking statements, see the risks and other factors and information in IFF’s filings with the Securities and Exchange Commission, including IFF’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings available on IFF’s website (www.iff.com). New risks emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risks on IFF’s business. IFF disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments. This presentation does not constitute an offer to sell, or a solicitation of an offer to buy, any security and may not be relied upon in connection with the purchase or sale of any security. Any such offer would only be made by means of formal offering documents, the terms of which would govern in all respects. You are cautioned against using this information as the basis for making a decision to purchase any security. You should not rely exclusively on this presentation as the basis upon which to make an investment decision. The information in this presentation is provided to you as of the dates indicated and IFF does not intend to update the information after its distribution, even in the event that the information becomes materially inaccurate. Certain information contained in this presentation includes calculations or figures that have been prepared internally and have not been audited or verified by a third party. Use of different methods for preparing, calculating or presenting information may lead to different results and such differences may be material. In addition, in all cases where historical performance is presented, please note that past performance is not a reliable indicator of future results and should not be relied upon as the basis for making an investment decision. These materials are not intended for distribution to, or use by, any person or entity in any jurisdiction or country where such distribution or use is contrary to local law or regulation. This presentation includes Non-GAAP metrics, such as Currency Neutral Sales, Currency Neutral Adjusted Operating Profit, Currency Neutral Adjusted EPS, Adjusted Operating Profit, EBITDA, and Net Debt to EBITDA. See “Appendix” in this presentation for information regarding certain Non-GAAP metrics, including reconciliations to the most directly comparable GAAP metric.

Important Information & Where to Find It The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC, Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; Citigroup Global Markets Inc. toll-free at 1-800-831-9146, or by mail at Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions 1155 Long Island Avenue, Edgewood, NY 11717, or via telephone: 1-866-803-9204.

Agenda 1. IFF & Frutarom Introduction 2. Strategic Rationale & Value Creation 3. Integration Progress 4. 2018 Performance: IFF & Frutarom 5. Summary 6. Q&A

Leading Global Flavor & Fragrance Company

Strong heritage as an innovation leader with global CPGs

PROFILE	PERFORMANCE



IFF

Innovation driven **global organization** known for core list representation with **global CPGs**

- Founded 1889, Listed on NYSE & in S&P 500
- Annual R&D spend ~8% of sales
- Serving 3,000 customers in 162 countries
- ~50% sales to the emerging markets

Flavors | Fragrance | Fragrance Ingredients | Cosmetic Actives

Amount in $M



Adjusted Operating Profit *
Revenue
329
2,095
488
2,821
647
3,399
2006
2012
2017

IFF

As of Dec 31, 2017
Source: Annual filings & management reports

* Adjusted Operating Profit is a Non-GAAP metric, please see our GAAP to Non-GAAP Reconciliation in "Appendix" of this presentation.

5

Rapidly Growing Flavor & Specialty Ingredient House

Leading naturals portfolio servicing small & mid-sized customers



PROFILE

FRUTAROM
FOUNDED 1933

Suite of **natural product** offerings serving fast-growing **small, mid-sized & private label customers**

- Founded 1933, Listed on TASE & in TASE 35
- Acquisitive organization focused on naturals
- Serving 30,000 customers in >150 countries
- ~43% sales to the emerging markets

Flavors | Savory Solutions | Natural Colors | Natural Food Protection | Health Ingredients

PERFORMANCE

Amount in $M



Adjusted EBITDA*
Revenue
49
287
100
618
268
1,362
2006
2012
2017

IFF

As of Dec 31, 2017
Source: Annual Filings

** Adjusted EBITDA is a Non-GAAP metric, please see our GAAP to Non-GAAP Reconciliation in "Appendix" of this presentation.*

6

IFF Strategic Vision Roadmap for accelerated profitable growth Vision 2020 We are the catalyst for discoveries that spark the senses and transform the everyday Innovating Win Where Become Customers’ Strengthen & Firsts We Compete Partner of Choice Expand the Portfolio • Drive differentiation • Lead in key markets • Actively support our • Strengthen the F&F core in key technologies customers’ success • Close gaps across value • Stretch into adjacencies • Develop responsible products enhancing categories • Achieve commercial • Pursue partnerships & to meet the future needs of excellence & service • Achieve #1 position with collaborations our customers & consumers leadership targeted customers Balance Customers Drive Maximize Portfolio Maximize Portfolio Differentiation Building Our Talent and Organization Generate Return Continuously Improving Creating a Sustainable Future

IFF & Frutarom Transaction Compelling combination • IFF & Frutarom combination creates a global leader in natural taste, scent and nutrition with expected 2018 pro-forma sales of $5.3 billion • Enriches portfolio for a stronger product offering, broadens access in attractive adjacencies & strengthens exposure to fast-growing customers • Expect to generate significant cost synergies of $145 million by the third full year after the completion of the merger • Accelerating financial performance, with sales growing 5 to 7% and adjusted cash EPS 10%+ between 2019 and 2021, on a currency neutral basis, including the contribution of acquisitions

Strong Strategic Alignment Broad-based benefits across all four priorities S TR A TEG IC PR I OR I TY FR UTA R OM I MPA C T DRIVE Drive enhancements in key R&D platforms: naturals, modulation, DIFFERENTIATION delivery, ingredients, active cosmetics and health & nutrition BALANCE Accelerate growth with regional & local customers, while CUSTOMERS strengthening IFF’s position with key large multinationals MAXIMIZE Execute superior management of category mix & expand PORTFOLIO into adjacent categories to support margin expansion GENERATE Pursue continuous improvement, with a focus on cost productivity & RETURN reallocation of resources to efforts that drive the greatest returns

Stronger Product Offering Enriching our portfolio to provide more comprehensive solutions I FF C OMPETEN CY FR UTA R OM C OMPETEN CY

More Comprehensive Offering Uniquely positioned by combining innovation of both companies Aroma (Delivery) Fresh Herbs / Fruits Mouthfeel (Natural Flavors) Taste Profile (Natural Flavors) Premium Spirits (Modulation) Syrup (Modulation) Fresh Citrus (Specialty Citrus) Natural Colors Natural / Botanical Extracts Antioxidants Natural Food Protection Legacy IFF capabilities New Frutarom capabilities

Small Customers Growing Fastest Small & private label own share of spend; Focused on clean label CPG CUSTOMER DYNAMICS Brand share of spend by sector Smallest companies capturing more clean label1 growth 20% 27% 38% Clean Conventional 9.0% Dairy Food Beverage 7.2% 5.0% 47% 58% 3.1% 2.6% Beauty & Home Care 0.4% Personal Care -1.7% -0.5% Largest Middle Smallest Private Label Global Local Note: 1 “Clean label” products are free of artificial flavors, colors, preservatives and sweeteners in all food and beverage categories, and free of hormones and 12 antibiotics in applicable categories, and also contain a specific marketing claim. Source: Kantar Worldpanel May 2018 Report. Nielsen 2017 U.S. FMCG Report.

Strengthens Exposure To Fast-Growing Customers Small & mid-sized customers growing at an accelerated rate I FF FR UTA R OM I FF+FR UTAR O M ~30% ~40% ~50% Flavors + Flavors ~50% ~70% ~60% Global Small & Mid-Sized Global Small & Mid-Sized Global Small & Mid-Sized

Broadens Access In Attractive Adjacencies Expanding into rapidly growing & profitable markets C OR E 1    A DJ A C ENT C A TEG OR IES 2 Estimated 2017 Market Size & Growth 5-Year Projected CAGR 6% 6% 6% 7% 5% 3% 3% 2% Fragrance Fragrance Flavors Cosmetic Savory Natural Natural Food Health Ingredients Actives Solutions Colors Protection Ingredients ~$10B $3.9B ~$12B $2.5B $2.2B $1.3B ~$1B $6.5B Source: (1) IFF Market analysis; Markets and Markets.    14 (2) Estimates from Frutarom January 2018 report

Creates A Global Leader In Taste, Scent & Nutrition Estimated 2018 total sales ($B) $6 5.3 $4 3.7 $2 1.6 $0 +

Generates Significant Cost Synergies

Unlocking incremental shareholder value



CUMULATIVE SAVINGS
$145M
G&A
~30%
Streamline
Overhead Expenses
Operations
~30%
Optimize
Global Footprint
Procurement
~40%
Accelerate
Rationalization &
Harmonization
EXPECTED TIMING
$145M
2021
~100%
2020
~70%
2019
~25%

16

Rationalize Procurement Leveraging the best of both supply chains MA K E VS B UY • Citrus Specialties • Antioxidants • Colors • Botanicals • Flavors • Vanilla Extracts • Modulators • Aroma Chemicals PUR C HA S IN G POW ER • Texturizers • Spices • Flavor Enhancers • Sweeteners • Extracts & Oils • Dairy Products • Colors • Yeasts • Functional Ingredients

Optimize Global Footprint IFA & Frutarom global manufacturing sites IFF sites Frutarom sites

Accelerating Financial Performance Average currency neutral growth targets for the 2019 to 2021 period S A L ES EPS 10%+ CAGR** 5% - 7% 6% CAGR** CAGR* Pro- 3% Forma CAGR* Pro- Forma 2015-2017A 2019-2021E 2015-2017A 2019-2021E *    Currency Neutral Sales and Currency Neutral Adjusted EPS are Non-GAAP metrics; Organic results ** Currency Neutral Sales and Currency Neutral Adjusted CASH EPS are Non-GAAP metrics; Includes acquisitions 19 Please see our GAAP to Non-GAAP Reconciliation in “Appendix” of this presentation

Capital Allocation Strategy Disciplined uses of cash 1 • Primary focus on debt repayment to maintain investment grade rating 2 • Reinvest in business via capex for long-term future growth 3 • Pursue value-enhancing M&A 4 • Maintain current dividend status

Drive Debt Repayment Achieving Net Debt to EBITDA* target to retain investment grade rating N ET DEB T / EB I TDA * FOC US ~3.7x • Managing leverage to retain investment grade rating is critical focus <3.0x to • Committed to be <3.0x net debt EBITDA* between 18-24 months • Management incentives will be aligned with repayment of debt metrics 2018E 2019E 2020E *Net Debt to EBITDA is a Non-GAAP metric. Please see our GAAP to Non-GAAP Reconciliation in “Appendix” of this presentation 21

Process Update Tracking ahead of schedule • Frutarom shareholders approved transaction with IFF by a majority of ~95% • Comprehensive pre-close discussions on talent, R&D, adjacencies & business and functional integration • Committed to Tel Aviv Stock listing upon completion of transaction • Close expected in early October pending antitrust approvals

Antitrust Process On-track, with all applications submitted & approvals in 6 of 8 jurisdictions C OUNTR Y FI L ED APPR OVED United States Israel Turkey Mexico Ukraine South Africa Russia Pending European Union Pending

Day 1 Go-To-Market Positioning for strong execution & sustainable, profitable growth ENSUR I NG SUC C ESS • Frutarom to remain a standalone unit; Maintain current go-to-market strategy • Leverage global expertise across back-end functions to unlock value • Drive cross-selling via sharing of vast technologies & categories expertise • Selectively “lift & shift” as appropriate based on long-term strategy DAY 1 MODEL Fragrances Flavors Frutarom Cross-Selling R&D Procurement Manufacturing Support functions

IFF 1H 2018 Financial Review Strong performance across all financial metrics Currency neutral sales growth* Currency neutral adjusted operating profit growth* +6% +5% +10% Currency neutral adjusted EPS growth* * Currency Neutral Sales, Currency Neutral Adjusted Operating Profit & Currency Neutral EPS are Non-GAAP metrics, please see our GAAP to Non-GAAP Reconciliation in “Appendix” of this presentation.

Frutarom 1H 2018 Performance

Record revenues & profitability margin

FINANCIALS


+22%
$646M
19.3%
EBITDA
$786M
21.9%
EBITDA
1H 2017
1H 2018

COMMENTARY

- Achieved record quarterly revenue, with constant currency growth on a pro-forma basis of 6.0%
- Flavors sales improved 7% & Specialty Fine Ingredients sales grew 9%, both on a constant currency pro-forma basis
- EBITDA grew by ~39% led by strong gross margin improvement; Core EBITDA margin now at 23.0%

IFF

* Sales – on a constant currency a pro forma basis – and EBITDA, are Non-GAAP metrics, please see our GAAP to Non-GAAP Reconciliation in "Appendix" of this presentation.

26

Summary

IFF & Frutarom transaction – a compelling combination

ESTABLISHED LEADERSHIP	• Leader in natural taste, scent & nutrition with expected 2018 pro-forma sales of $5.3B
GROWTH ACCELERATION	• Stronger product offering • Access to fast-growing small & mid-sized customers • Enter attractive adjacencies
PROFIT ENHANCEMENT	• Expect to generate cost synergies of $145M by the third full year after the completion of the merger
VALUE CREATION	• Accelerate financial results, with sales* +5 to +7% & adjusted cash EPS* 10%+ from 2019 – 2021, excluding currency; <3.0x net debt to EBITDA* in 18-24 months
POSITION OF STRENGTH	• Strong start in 2018 for both IFF & Frutarom; with robust top and bottom-line performance



IFF

* Currency Neutral Sales, Currency Neutral Adjusted Cash EPS & Net Debt to EBITDA are Non-GAAP metrics
Please see our GAAP to Non-GAAP Reconciliation in "Appendix" of this presentation

27

INTERNATIONAL FLAVORS & FRAGRANCES    Q&A

INTERNATIONAL FLAVORS & FRAGRANCES Appendix

GAAP & Non-GAAP Financial Measures We provide in this presentation certain non-GAAP financial measures, including (1) Currency Neutral Sales, (2) Adjusted Operating Profit and Currency Neutral Adjusted Operating Profit (3) Adjusted EPS and Currency Neutral Adjusted EPS, and (4) Compound Average Currency Neutral Growth Rate (“CAGR”), which exclude restructuring costs and other significant items of a non-recurring and/or nonoperational nature such as legal charges/credits, losses on sale of assets, tax assessment, operational improvement initiatives, integration costs, FDA mandated product recall costs, acquisition related costs, CTA realization, Frutarom pre-acquisition costs and U.S. Tax reform (often referred to as “Items Impacting Comparability”) and, with respect to the currency neutral items, the impact of foreign currency movements. We provide these metrics as we believe that they are useful in providing period to period comparisons of the results of our operational performance. Currency Neutral Sales, Adjusted Operating Profit, Currency Neutral Adjusted Operating Profit, Adjusted EPS and Currency Neutral Adjusted EPS should not be considered in isolation or as substitutes for analysis of the Company’s results under GAAP and may not be comparable to other companies’ calculation of such metrics. When we provide our expectations for our currency neutral metrics in our full year 2018 guidance, we estimate the anticipated FX impact by comparing prior year results to the prior year results restated at exchange rates in effect for the current year based on the currency of the underlying transaction. When we provide our expectations for our Adjusted Operating Profit and our Adjusted EPS in our full year 2018 guidance, a reconciliation of the differences between the non-GAAP expectation and the corresponding GAAP measure generally are not available without unreasonable effort due to inherent difficulty of forecasting the timing and amount of reconciling items that would be excluded from the GAAP measure in the relevant future period and the relevant tax impact of such reconciling items on EPS. The variability of the excluded items may have a significant, and potentially unpredictable, impact on our future GAAP results. We also provide forward-looking CAGR and net debt to EBITDA amounts in the form of guidance in this presentation. This guidance is provided on a non-GAAP basis and cannot be reconciled to the closest GAAP measures without unreasonable effort because of the unpredictability of the amounts and timing of events affecting the items we exclude from non-GAAP measures. For example, acquisition-related costs, restructuring and other charges, net, and integration costs are all impacted by the timing and size of potential future actions, which are difficult to predict. In addition, from time to time, we exclude certain items that occur infrequently, which are also inherently difficult to predict and estimate. It is also difficult to predict the tax effect of the items we exclude and to estimate certain discrete tax items, like the resolution of tax audits or changes to tax laws. As such, the costs that are being excluded from non-GAAP guidance are difficult to predict and a reconciliation or a range of results could lead to disclosure that would be imprecise or potentially misleading. Material changes to any one of the exclusions could have a significant effect on our guidance and future GAAP results.

IFF Reconciliation of GAAP & Non-GAAP Financial Measures Adjusted Operating Profit Year Ended December 31, (Dollars in Millions) 2006 2012 2017 Reported (GAAP) 329.2 486.6 581.4 Operational Improvement Initiatives (a) — 1.8 Acquisition Related Costs (b) — 20.4 Integration Related Costs (c) — 4.2 Legal Charges/Credits, net (d) — 1.0 Tax Assessment (e) — 5.3 Restructuring and Other Charges, net (f)—1.7 19.7 Gain on Sale of Assets (g) — (.2) FDA Mandated Product Recall (h) — 11.0 UK Pension Settlement Charges (i) — 2.8 Adjusted (Non-GAAP) 329.2 488.3 647.4

IFF Reconciliation of GAAP & Non-GAAP Financial Measures (cont’d) (a) Represents accelerated depreciation and idle labor costs in Hangzhou, China. (b) Represents the amortization of inventory “step-up” included in Cost of goods sold and transaction costs related to the acquisitions of Fragrance Resources and PowderPure within Selling and administrative expenses. (c) Represents costs related to the integration of the David Michael and Fragrance Resources acquisitions. (d) Represents additional charge related to litigation settlement. (e) Represents the reserve for payment of a tax assessment related to commercial rent for prior periods. (f) For 2017, represents severance costs related to the 2017 Productivity Program which were partially offset by the reversal of 2015 severance charges that were no longer needed. For 2012, represents restructuring charges related to the 2011 strategic initiative. (g) Represents gains on sale of assets. (h) Represents an estimate of the Company’s incremental direct costs and customer reimbursement obligations, in excess of the Company’s sales value of the recalled products, arising from an FDA mandated recall. (i) Represents pension settlement charges incurred in one of the Company’s UK pension plans.

IFF Reconciliation of GAAP & Non-GAAP Financial Measures (cont’d) Adjusted Operating Profit 6 Months Ended June 30, (Dollars in Millions) 2018 2017 Reported Operating Profit (GAAP) 329.4 281.8 Operational Improvement Initiatives (a) 1.4 1.0 Acquisition Related Costs (b) (0.5) 15.1 Integration Related Costs (c) 1.0 1.9 Legal Charges / Credits, net (d)—1.0 Tax Assessment (e)—5.3 Restructuring and Other Charges, net (f) 0.9 10.9 Losses (Gains) on Sale of Assets 1.2 (0.0) FDA Mandated Product Recall (h) 5.0 3.5 Frutarom Acquisition Related Costs (j) 12.4—Adjusted Operating Profit (Non-GAAP) 350.8 320.5

IFF Reconciliation of GAAP & Non-GAAP Financial Measures (cont’d) Adjusted Earnings Per Share 6 Months Ended June 30, (Dollars in Millions) 2018 2017 Reported EPS(GAAP) $2.87 $2.84 Operational Improvement Initiatives (a) 0.01 0.01 Acquisition Related Costs (b)—0.13 Integration Related Costs (c) 0.01 0.02 Legal Charges / Credits, net (d)—0.01 Tax Assessment (e)—0.04 Restructuring and Other Charges, net (f) 0.01 0.10 Losses on Sale of Assets 0.01 -CTA Realization (g)—(0.15) FDA Mandated Product Recall (h) 0.05 0.03 U.S. Tax Reform (i) 0.01 -Frutarom Acquisition Related Costs (j) 0.38—Adjusted EPS (Non-GAAP) $3.35 $3.02 (k)

IFF Reconciliation of GAAP & Non-GAAP Financial Measures (cont’d) (a) For 2018, represents accelerated depreciation related to a plant relocation in India. For 2017, represents accelerated depreciation and idle labor costs in Hangzhou, China. (b) For 2018, represents adjustments to the contingent consideration payable for PowderPure, and transaction costs related to Fragrance Resources and PowderPure within Selling and administrative expenses. For 2017, represents the amortization of inventory “step-up” related to the acquisitions of David Michael, Fragrance Resources and PowderPure, included in cost of goods sold and transaction costs related to the acquisitions of David Michael, Fragrance Resources and PowderPure, included in Selling and administrative expenses. (c) For 2018, represents costs related to the integration of David Michael. For 2017, represents costs related to the integration of David Michael and Fragrance Resources acquisitions. (d) Represents additional charge related to litigation settlement. (e) Represents the reserve for payment of a tax assessment related to commercial rent for prior periods. (f) Represents severance costs related to the 2017 Productivity Program and Taiwan lab closure. (g) Represents the release of CTA related to the liquidation of a foreign entity. (h) Represents management’s best estimate of losses related to the previously disclosed FDA mandated recall. (i) Represents charges incurred related to enactment of certain U.S. tax legislation changes in December 2017. (j) Represents transaction-related costs and expenses related to the pending acquisition of Frutarom. Amount includes $10.6 million of bridge loan commitment fees included in Interest expense, $25.0 million mark-to-market loss adjustment on an interest rate derivative and an $11.0 million mark-to-market gain adjustment on a foreign currency derivative, and $12.5 million of transaction costs included in administrative expenses. (k) The sum of these items does not foot due to rounding.

IFF Reconciliation of GAAP & Non-GAAP Financial Measures (cont’d) Currency Neutral Sales Growth for the Six Months Ended June 30, 2018 Total Reported Sales Growth 11% Currency Impact (5%) Currency Neutral Sales Growth 6% Currency Neutral Adj. Operating Profit Growth for the Six Months Ended June 30, 2018 Total Adjusted Operating Profit Growth 9%* Currency Impact (5%) Currency Neutral Adj. Operating Profit Growth 5% Currency Neutral Adj. EPS Growth for the Six Months Ended June 30, 2018 Total Adjusted EPS Growth 11% Currency Impact (1%) Currency Neutral Adj. EPS Growth 10% * Does not foot due to rounding

IFF Reconciliation of GAAP & Non-GAAP Financial Measures (cont’d) Currency Neutral Sales Year ended December 31, 2015 2016 2017 Reported Sales Growth 0% 3% 9% Acquisition Impact (2)% (2)% (5)% Reported Organic Sales Growth (2)% 1% 4% Currency Impact 5% 2% 0% Currency Neutral Adjusted Organic Sales Growth 3% 2%* 4% 3 Year CAGR: 3% Currency Neutral EPS Year ended December 31, 2015 2016 2017 Reported Organic EPS Growth 0% (4)% (30)% Adjustments 3% 7% 34% Adjusted Organic EPS Growth 2%* 3% 5%* Currency Impact 7% 0% 2% Currency Neutral Adjusted Organic EPS Growth 9% 3% 6%* 3 Year CAGR: 6% * Does not foot due to rounding

Frutarom Reconciliation of Non-GAAP Financial Measures (cont’d) Adjusted EBITDA Year ended December 31, (Dollars in Millions) 2006 2012 2017 Operating Profit 37.1 72.8 211.0 Non recurring expenses—1.5 7.9 Adjusted Operating Profit—74.3 218.9 Depreciation and Amortization 11.5 26.1 48.6 Adjusted EBITDA 48.6 100.4 267.5

Frutarom Reconciliation of Non-GAAP Financial Measures (cont’d) Adjusted EBITDA 6 Months Ended June 30, (Dollars in Millions) 2018 Operating Profit 134.9 Non recurring expenses 1.7 Adjusted Operating Profit 136.6 Depreciation and Amortization 35.8 Adjusted EBITDA 172.4 Sales 786.1 Adjusted EBITDA Margin 21.9%

Frutarom Reconciliation of Non-GAAP Financial Measures (cont’d) Adjusted Core EBITDA 6 Months Ended June 30, (Dollars in Millions) 2018 2017 Core Operating Profit 134.6 99.7 Non recurring expenses 1.7 2.0 Adjusted Core Operating Profit 136.3 101.7 Depreciation and Amortization 35.3 21.8 Adjusted Core EBITDA 171.6 123.5 Core sales 746.1 601.8 Adjusted Core EBITDA Margin 23.0% 20.5%

Frutarom Reconciliation of Non-GAAP Financial Measures (cont’d) Flavors Currency Neutral Pro Forma Sales Growth for the Six Months Ended June 30, 2018 Total Reported Sales Growth 22% Impact (15%) Currency Neutral Pro Forma Sales Growth 7% Specialty Fine Ingredients Currency Neutral Pro Forma Sales Growth for the Six Months Ended June 30, 2018 Total Reported Sales Growth 32% Impact (23%) Currency Neutral Pro Forma Sales Growth 9%

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding IFF’s expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “should,” “will,” “intend,” “may” and other similar expressions, are forward-looking statements. Statements in this communication concerning IFF’s business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth, together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of IFF based upon currently available information. Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from IFF’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which IFF is unable to predict or control, that may cause IFF’s actual results, performance or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in IFF’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to IFF’s proposed acquisition of Frutarom include, but are not limited to, the inability to obtain required regulatory approvals for the acquisition, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the acquisition, the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all, the failure of the proposed transaction to close for any other reason, uncertainties as to access to available financing (including financing for the acquisition or refinancing of IFF or Frutarom debt) on a timely basis and on reasonable terms, the impact of IFF’s proposed financing on its liquidity and flexibility to respond to other business opportunities, whether the acquisition will have the accretive effect on IFF’s earnings or cash flows that it expects, the inability to obtain, or delays in obtaining, cost savings and synergies from the acquisition, costs and difficulties related to the integration of Frutarom’s businesses and operations with IFF businesses and operations, unexpected costs, liabilities, charges or expenses resulting from the acquisition, adverse effects on IFF’s stock price resulting from the acquisition, the inability to retain key personnel, and potential adverse reactions, changes to business relationships or competitive responses resulting from the acquisition.

In addition to the factors set forth above, other factors that may affect IFF’s plans, results or stock price are set forth in IFF’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Many of these factors are beyond IFF’s control and IFF cautions investors that any forward-looking statements made by IFF are not guarantees of future performance. IFF disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, IFF has filed with the SEC a registration statement on Form S-4 (File No. 333-225728), including Amendment No.1 thereto, that constitutes a prospectus of IFF and attaches as an exhibit a proxy statement of Frutarom. The registration statement was declared effective by the SEC on July 3, 2018, and IFF commenced mailing the definitive prospectus to Frutarom shareholders of record on July 6, 2018. INVESTORS AND SECURITY HOLDERS OF FRUTAROM ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders are able to obtain free copies of the registration statement and other documents filed with the SEC by the parties through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by IFF will be available free of charge on IFF’s internet website at ir.iff.com.